--------------------------------------------------------------------------------

                            -------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                           CASTLE DENTAL CENTERS, INC.
                                (Name of Issuer)

                            -------------------------

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14844P105
                                 (CUSIP Number)

                            -------------------------

                               Michael S. Sznajder
                              Senior Vice President

                             Heller Financial, Inc.
                             500 West Monroe Street
                             Chicago, Illinois 60661
                                 (312) 441-7000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                            -------------------------


                                  July 19, 2002


             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 14844P105

---------------------------------------------------------------------------------------------------
1.  Name of reporting persons.......................................    Heller Financial, Inc.
    I.R.S. Identification Nos. of above persons (entities only).....    36-1208070
---------------------------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group                    (a) [_]
                                                                        (b) [X](1)
---------------------------------------------------------------------------------------------------
3.  SEC use only
---------------------------------------------------------------------------------------------------
4.  Source of funds.................................................    OO
---------------------------------------------------------------------------------------------------
5.  Check box if disclosure of legal proceedings is required            [_]
    pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------------------------------
6.  Citizenship or place of organization............................    State of Delaware
---------------------------------------------------------------------------------------------------
                                          7.  Sole voting power         0
          Number of shares               ----------------------------------------------------------
         beneficially owned               8.  Shared voting power       47,157,893(2)
               by each                   ----------------------------------------------------------
       reporting person with:             9.  Sole dispositive power    30,040,825(3)
                                         ----------------------------------------------------------
                                          10. Shared dispositive power  0
---------------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned
    by each reporting person.             47,157,893(2)

                                         ----------------------------------------------------------
12. Check box if the aggregate amount     [_]
    in Row 11 excludes certain shares.
                                         ----------------------------------------------------------

13. Percent of class represented by       88.0%
    amount in Row (11).................
                                         ----------------------------------------------------------
14. Type of reporting person...........   CO

---------------------------------------------------------------------------------------------------

(1) The Reporting Person disclaims membership in a group with any of the other Reporting Persons named in this Schedule 13D. However, the Reporting Person may be deemed a member of a "group" with Midwest Mezzanine Fund II, L.P. and certain of its affiliates (see Item 1) for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, because of the existence of an agreement between Heller Financial, Inc. and Midwest Mezzanine Fund II, L.P. to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. Please see Items 3, 4 and 5 below for additional explanation.

(2) The Reporting Person disclaims beneficial ownership of 17,117,068 of such shares, which shares are held in the name of Midwest Mezzanine Fund II, L.P. The Reporting Person is including them as shares beneficially owned because of the existence of an agreement between Heller Financial, Inc. and Midwest Mezzanine Fund II, L.P. to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. Please see Items 3, 4 and 5 below for additional explanation.

(3) These shares are held in the name of Heller Financial, Inc. and Heller Financial, Inc. has sole dispositive power of such shares.

                                       13D

CUSIP No. 14844P105

---------------------------------------------------------------------------------------------------
1.  Name of reporting persons.......................................    General Electric Capital
    I.R.S. Identification Nos. of above persons (entities only).....    Corporation
                                                                        13-1500700
---------------------------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group                    (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------------------
3.  SEC use only
---------------------------------------------------------------------------------------------------
4.  Source of funds.................................................    Not Applicable
---------------------------------------------------------------------------------------------------
5.  Check box if disclosure of legal proceedings is required            [_]
    pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------------------------------
6.  Citizenship or place of organization............................    State of Delaware
---------------------------------------------------------------------------------------------------
                                          7.  Sole voting power         Disclaimed (See 11 Below)
          Number of shares               ----------------------------------------------------------
         beneficially owned               8.  Shared voting power
               by each                   ----------------------------------------------------------
       reporting person with:             9.  Sole dispositive power    Disclaimed (See 11 Below)
                                         ----------------------------------------------------------
                                          10. Shared dispositive power
---------------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned
    by each reporting person.             Beneficial Ownership of all shares is disclaimed by
                                          General Electric Capital Corporation
                                         ----------------------------------------------------------
12. Check box if the aggregate amount     [_]
    in Row 11 excludes certain shares.
                                         ----------------------------------------------------------

13. Percent of class represented by       Not Applicable (See 11 Above)
    amount in Row (11).................
                                         ----------------------------------------------------------
14. Type of reporting person...........   CO

---------------------------------------------------------------------------------------------------

                                       13D

CUSIP No. 14844P105

---------------------------------------------------------------------------------------------------
1.  Name of reporting persons.......................................    General Electric Capital
    I.R.S. Identification Nos. of above persons (entities only).....    Services, Inc.
                                                                        06-11095031
---------------------------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group                    (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------------------
3.  SEC use only
---------------------------------------------------------------------------------------------------
4.  Source of funds.................................................    Not Applicable
---------------------------------------------------------------------------------------------------
5.  Check box if disclosure of legal proceedings is required            [_]
    pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------------------------------
6.  Citizenship or place of organization............................    State of Delaware
---------------------------------------------------------------------------------------------------
                                          7.  Sole voting power         Disclaimed (See 11 Below)
          Number of shares               ----------------------------------------------------------
         beneficially owned               8.  Shared voting power
               by each                   ----------------------------------------------------------
       reporting person with:             9.  Sole dispositive power    Disclaimed (See 11 Below)
                                         ----------------------------------------------------------
                                          10. Shared dispositive power
---------------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned
    by each reporting person.             Beneficial Ownership of all shares is disclaimed by
                                          General Electric Capital Services, Inc.
                                         ----------------------------------------------------------
12. Check box if the aggregate amount     [_]
    in Row 11 excludes certain shares.
                                         ----------------------------------------------------------

13. Percent of class represented by       Not Applicable (See 11 Above)
    amount in Row (11).................
                                         ----------------------------------------------------------
14. Type of reporting person...........   CO

---------------------------------------------------------------------------------------------------

                                       13D

CUSIP No. 14844P105

---------------------------------------------------------------------------------------------------
1.  Name of reporting persons.......................................    General Electric Company
    I.R.S. Identification Nos. of above persons (entities only).....    36-1208070
---------------------------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group                    (a) [_]
                                                                        (b) [X]
---------------------------------------------------------------------------------------------------
3.  SEC use only
---------------------------------------------------------------------------------------------------
4.  Source of funds.................................................    Not Applicable
---------------------------------------------------------------------------------------------------
5.  Check box if disclosure of legal proceedings is required            [_]
    pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------------------------------
6.  Citizenship or place of organization............................    State of New York
---------------------------------------------------------------------------------------------------
                                          7.  Sole voting power         Disclaimed (See 11 Below)
          Number of shares               ----------------------------------------------------------
         beneficially owned               8.  Shared voting power
               by each                   ----------------------------------------------------------
       reporting person with:             9.  Sole dispositive power    Disclaimed (See 11 Below)
                                         ----------------------------------------------------------
                                          10. Shared dispositive power
---------------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned
    by each reporting person.             Beneficial Ownership of all shares is disclaimed by
                                          General Electric Company
                                         ----------------------------------------------------------
12. Check box if the aggregate amount     [_]
    in Row 11 excludes certain shares.
                                         ----------------------------------------------------------

13. Percent of class represented by       Not Applicable (See 11 Above)
    amount in Row (11).................
                                         ----------------------------------------------------------
14. Type of reporting person...........   CO

---------------------------------------------------------------------------------------------------

Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the common stock, $.001 par value per share (the "Common Stock"), of Castle Dental Centers, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Castle"). The principal executive offices of Castle are located at 3701 Kirby Drive, Suite 550, Houston, TX 77098.

        This Statement is being filed jointly by each of the Reporting Persons identified in Item 2 below. The joint filing agreement of the Reporting Persons is attached at Exhibit 6. Heller Financial, Inc. may be deemed to be a member of a "group" with Midwest Mezzanine Fund II, L.P., a Delaware limited partnership ("Midwest") and certain of its affiliates, including ABN AMRO Mezzanine Management II, L.P., a Delaware limited partnership and the general partner of Midwest (the "GP/LP"), ABN AMRO Mezzanine Management II, Inc., a Delaware corporation and the general partner of the GP/LP (the "Corporate GP"), ABN AMRO North America, Inc., a Delaware corporation and the owner of all the outstanding capital stock of the Corporate GP ("AANA"), ABN AMRO North America Holding Company, a Delaware corporation and the owner of all the outstanding capital stock of AANA (the "U.S. Holding Company"), ABN AMRO Bank, N.V., a Netherlands corporation and the owner of all the outstanding capital stock of the U.S. Holding Company ("ABN AMRO Bank"), and ABN AMRO Holding, N.V., a Netherlands corporation and the owner of all the outstanding capital stock of the U.S. Holding Company ("ABN AMRO Bank"), and ABN AMRO Holding, N.V., a Netherlands corporation and the owner of all the outstanding capital stock of ABN AMRO Bank (collectively, the "Midwest Affiliates"), for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended. A separate Schedule 13D is being filed by Midwest and each of the Midwest Affiliates and information concerning Midwest and the Midwest Affiliates will be included in that Schedule 13D filing.

Item 2.  Identity and Background.

        (a) This Statement is being filed by the following persons (collectively, the "Reporting Persons"):

               (i)   Heller Financial, Inc., a Delaware corporation ("Heller");

               (ii) General Electric Capital Corporation, a Delaware corporation ("GE Capital");

               (iii) General Electric Capital Services, Inc., a Delaware
                     corporation ("GECS"); and

               (iv)  General Electric Company, a New York corporation ("GE").

     The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person.

        (b) and (c). Heller is a wholly-owned subsidiary of GE Capital which is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE.

        Heller is a Delaware corporation. Heller engages in various aspects of the commercial finance business. Heller maintains its principal executive offices at 500 West Monroe St., Chicago, IL 60661.

        GE Capital is a Delaware corporation (it was formerly a New York corporation). GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities. GE Capital maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

         GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitutes GE's principal financial services businesses.

         GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         For information with respect to the identity and background of each executive officer and director of the Reporting Persons, see Schedules I, II, III, and IV attached hereto.

         The information required herein with respect to the respective executive officers and directors of the Reporting Persons is provided to the best knowledge of the Reporting Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.

         (d) and (e). During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the executive officers and directors of the Reporting Persons are U.S. citizens, except that (i) Paolo Fresco, a director of GE, is a citizen of Italy, (ii) Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan, (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and (iv) Andrea Jung, a director of GE, is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 19, 2002, (a) Heller, Castle and Midwest, entered into a Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement (the "Exchange Agreement"), pursuant to which Castle (i) issued to Heller 119,520 shares of Series A-1 Convertible Preferred Stock of Castle (the "Series A-1 Preferred Stock") in exchange for all of Heller's right, title and interest in and to the indebtedness outstanding under certain senior subordinated promissory notes, dated January 31, 2000, in the aggregate principal amount of $10,000,000; and (ii) issued to Midwest 59,760 shares of Series A-1 Preferred Stock in exchange for all of Midwest's right, title and interest in and to the indebtedness outstanding under certain senior subordinated promissory notes, dated January 31, 2000, in the aggregate principal amount of $5,000,000 (collectively, the "Exchange"); and (b) Heller, Castle, Midwest and James M. Usdan entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which, among other things, Castle issued to each of Heller and Midwest, (i) a senior subordinated convertible promissory note in principal amount of $500,000 (each a "Convertible Note") and (ii) a stock purchase warrant exercisable for 5,286,489 shares of Common Stock (each a "Warrant") in exchange for $500,000 cash payable to Castle by each of Heller and Midwest. The $500,000 cash paid by Heller was provided from Heller's working capital. In addition, in connection with the execution of the Second Amended and Restated Credit Agreement by and among Castle, Heller and certain other senior lenders party thereto, Castle issued to Heller a preferred stock purchase warrant (the "Bank Warrant") exercisable for 10,984 shares of Series A-2 Convertible Preferred Stock of Castle (the "Series A-2 Preferred Stock"). Heller is not now able to identify the sources of funds which would be used if it were to exercise the Warrant or the Bank Warrant, in whole or in part. Although, it is currently anticipated that such funds would be provided from Heller's working capital. Upon the conversion and/or exercise of each of the convertible securities held by Heller and described herein, Castle will issue to Heller 30,040,825 shares of Common Stock. Upon the conversion and/or exercise of each of the convertible securities held by Midwest and described herein, Castle will issue to Midwest 17,117,068 shares of Common Stock.

         The Certificate of Designations, Rights and Preferences of Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Castle (the "Certificate of Designation") provides that the holders of the Series A-1 Preferred Stock shall have the exclusive right to elect a number of directors equal to a majority of the members of the Board of Directors of Castle (the "Board of Directors"). In connection with the acquisition of the Series A-1 Preferred Stock and the Convertible Notes, Heller, Midwest and Castle entered into an Investors Agreement, dated as of July 19, 2002 (the "Investors Agreement," together with the Exchange Agreement and all exhibits thereto, and the Purchase Agreement and all exhibits thereto, the "Transaction Documents"), pursuant to which, among other things, the parties agreed to special voting rights with respect to the designation and election of directors of Castle and its subsidiaries, in accordance with the terms and conditions contained therein (see Item 4(d)). Heller did not pay additional consideration to Midwest or Castle in connection with the execution and delivery of the Investors Agreement.

         References to, and descriptions of, the Exchange Agreement, the Certificate of Designation, the Purchase Agreement and the Investors Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Exchange Agreement, the Certificate of Designation, the Purchase Agreement and the Investors Agreement, respectively, included as Exhibits 1, 2, 3 and 4, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

         (a)-(c) Not applicable.

         (d) Pursuant to the Certificate of Designation, the holders of the Series A-1 Preferred Stock and Series A-2 Preferred Stock vote together with the holders of the Common Stock on all matters submitted to a vote of the stockholders of Castle (including election of directors that are not elected pursuant to the class vote described below), and have the number of votes per share of Preferred Stock equal to 182.7 shares of Common Stock (subject to adjustment pursuant to the terms provided therein). In addition, the holders of the Series A-1 Preferred Stock have the right, voting separately as a class, to elect a majority of the members of the Board of Directors.

         Pursuant to the Investors Agreement, each of Heller and Midwest agreed to take all actions necessary at any time and from time to time, including, but not limited to, the voting of its shares of stock of Castle, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies in directorships, the waiving of notice, the attending of meetings and the amendment of Castle's by-laws, so as to cause the Board of Directors to at all times consist of up to five (5) members and to include (i) two members designated by holders holding a majority of the Series A-1 Preferred Shares originally acquired by Heller pursuant to the Exchange Agreement (the "Heller Designees"), (ii) one member designated by holders holding a majority of the Series A-1 Preferred Shares originally acquired by Midwest pursuant to the Exchange Agreement (the "Midwest Designee") and (iii) the Chief

Executive Officer of Castle. In addition, Midwest and Heller agreed that, as soon as possible following the execution of the Investors Agreement, the Board of Directors shall initially consist of James M. Usdan, Eddie Kunz, Paul Kreie (as the Midwest Designee) and Ira Glazer (as one of the Heller Designees). Heller further agreed to use its reasonable efforts to designate the second Heller Designee within 75 days following the date of the Investors Agreement. The Investors Agreement terminates at such time as (x) the Convertible Notes have been paid in full or are otherwise no longer outstanding and (y) there are no shares of Series A-1 Preferred Stock outstanding.

         (e) Pursuant to a Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and certain other stockholders and warrant holders party thereto (the "Stockholders Agreement"), (i) Castle covenants and agrees to, among other things, within 75 days following the execution of the Transaction Documents, take such actions necessary to cause Castle to have a number of shares of Common Stock authorized for issuance that is sufficient for Castle to issue duly authorized shares of Common Stock to each person holding securities of Castle that are convertible into or exercisable for shares of Common Stock upon such conversion or exercise (the "Authorized Share Amendment") and (ii) Heller and Midwest agree to vote in favor of such Authorized Share Amendment. In addition, pursuant to the Certificate of Designation, the Warrants and the Bank Warrant, Castle is required to take all action necessary to reduce the par value of the shares of Common Stock to the extent necessary to remedy a Par Value Failure (as defined in the Certificate of Designation).

         (f)     Not applicable.

         (g) On July 19, 2002, the Certificate of Designation was filed with the Secretary of the State of Delaware providing that, among other things, the holders of the Series A-1 Preferred Stock have the right to elect a majority of the members of the Board of Directors. In addition, the Investors Agreement provides that certain actions by Castle, including, but not limited to, a sale of all or substantially all of Castle's assets, need the approval of (i) a majority of shares of Series A-1 Preferred Stock originally held by Heller, (ii) a majority of shares of Series A-1 Preferred Stock originally held by Midwest and (iii) James M. Usdan.

         (h)-(i) Not Applicable.

         (j) Other than described above, Heller currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Heller reserves the right to develop such plans).

         References to, and descriptions of, the Exchange Agreement, the Certificate of Designation, the Purchase Agreement, the Investors Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of such documents, included as Exhibits 1, 2, 3, 4 and 5, respectively, to this Statement, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As a result of the consummation of the Exchange and the other transactions contemplated by the Transaction Documents, Heller may be deemed to be the beneficial owner of 47,157,893 shares of Common Stock. Those shares of Common Stock constitute approximately 88% of the shares of Common Stock based on
(i) the 6,417,206 shares of Common Stock issued and outstanding as of July 19, 2002, (ii) the 30,040,825 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock and the Convertible Note and exercise of the Warrant and the Bank Warrant (and subsequent conversion of the Series A-2 Preferred Stock issuable upon exercise of the Bank Warrant) currently held by Heller and

(iii) the 17,117,068 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred Stock and the Convertible Note and the exercise of the Warrant currently held by Midwest. Based upon the terms of the Investors Agreement, Heller may be deemed to have shared power to vote the shares of Common Stock beneficially owned by Midwest with respect to those matters described in Item 4 above (see Row 8 on page 2 of this Statement). However, Heller (i) is not entitled to any other rights with respect to any securities issued by Castle and held by Midwest, including any right to dispose of or direct the disposition of any such shares (except for Heller's right of first refusal to purchase securities offered for sale by Midwest pursuant to the Investors Agreement and as more fully described in Item 6 below), and (ii) disclaims any beneficial ownership of the securities issued by Castle and held in the name of Midwest which are covered by the Transaction Documents.

         (c) To the knowledge of Heller, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

         (d) To the knowledge of Heller, no person other than the holders thereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Castle that are the subject of the Transaction Documents.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Pursuant to the terms of the Investors Agreement, Heller and Midwest agreed that, except as otherwise provided therein, in the event either Heller or Midwest desires to transfer any of its Series A-1 Preferred Stock or Convertible Notes issued by Castle pursuant to the Transaction Documents to a third party, then Heller or Midwest, as the case may be, shall first offer such securities to the other party on the same terms as offered to such third party. A copy of the Investors Agreement was filed as Exhibit 4 to this Statement and is incorporated by reference herein.

         Pursuant to the terms of Stockholders Agreement, Heller, Midwest and James M. Usdan agreed to permit the Investor Stockholders (as defined in the Stockholders Agreement) to participate in sales of their shares of Series A-1 Preferred Stock, shares of Series A-2 Preferred Stock, the Convertible Note, the Warrant, the Bank Warrant, or shares of Common Stock issuable upon conversion of such convertible securities, in the same transaction and on the same terms as Heller, Midwest or James M. Usdan, as the case may be, subject to certain specific enumerated exceptions to the right to "tag along" in dispositions made by Heller, Midwest or James M. Usdan, as the case may be. In addition, the Stockholders Agreement provides that, in the event Castle proposes to sell and issue any new securities, Heller and the other stockholders party thereto shall have a right of first refusal to purchase any such new securities which Castle may, from time to time, propose to sell and issue. A copy of the Stockholders Agreement was filed as Exhibit 5 to this Statement and is incorporated by reference herein.

         Except as set forth or incorporated by reference in this the Statement, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person named in Item 2 and between such persons and any person with respect to any securities of Castle, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as Exhibits to this Schedule 13D:

         Exhibit 1. Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement, dated as of July 19, 2002, by and among Castle, Heller and Midwest.

         Exhibit 2. Certificate of Designations, Rights and Preferences of the Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock.

         Exhibit 3. Senior Subordinated Note and Warrant Purchase Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and James M. Usdan.

         Exhibit 4. Investors Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and, solely for purposes of Section 5(a) thereof, James M. Usdan.

         Exhibit 5. Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and certain other stockholders and warrant holders party thereto.

         Exhibit 6. Joint Filing Agreement by and among GE, GECS, GE Capital and Heller dated as of the date hereof.

         Exhibit 7.      Power of Attorney executed by General Electric Company.

         Schedule I.     Directors and Executive Officers of Heller.

         Schedule II.    Directors and Executive Officers of GE Capital.

         Schedule III.   Directors and Executive Officers of GECS.

         Schedule IV.    Directors and Executive Officers of GE.

                                    SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2002

                              HELLER FINANCIAL, INC., a Delaware corporation


                              By: /s/ Frederick E. Wolfert
                                  ----------------------------------------------
                                      Name: Frederick E. Wolfert
                                      Title: President and Chief Operating
                                      Officer

                              GENERAL ELECTRIC CAPITAL CORPORATION, a
                              Delaware corporation

                              By: /s/ Nancy E. Barton
                                 -----------------------------------------------
                                      Name: Nancy E. Barton
                                      Title: Senior Vice President, General
                                      Counsel and Secretary

                              GENERAL ELECTRIC CAPITAL SERVICES, INC., a
                              Delaware corporation

                              By: /s/ Nancy E. Barton
                                  ----------------------------------------------
                                      Name: Nancy E. Barton
                                      Title: Senior Vice President, General
                                      Counsel and Secretary

                              GENERAL ELECTRIC COMPANY, a New York
                              corporation

                              By: /s/ Nancy E. Barton
                                  ----------------------------------------------
                                      Name: Nancy E. Barton
                                      Title: Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION

   1 Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement, dated as of July 19, 2002, by and among Castle, Heller and Midwest.

   2 Certificate of Designations, Rights and Preferences of the Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock.

   3 Senior Subordinated Note and Warrant Purchase Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and James
               M. Usdan.

   4 Investors Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and, solely for purposes of Section 5(a) thereof, James M. Usdan.

   5 Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and certain other stockholders and warrant holders party thereto.

   6 Joint Filing Agreement by and among GE, GECS, GE Capital and Heller dated as of the date hereof.

   7           Power of Attorney executed by General Electric Company.